QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

ANNEX C
ISRAELI COURT APPLICATION

In the District Court of
Tel Aviv/ Yafo
Civ. App. Case 1985/06

In the matter of: Sections 350 and 351 of the Companies Law, 5759-1999 (the "Companies Law")

And in the matter of: Companies Regulations (Motion for Compromise or Plan of Arrangement), 5762-2002 (the "Regulations")

And in the matter of:	1. msystems Ltd., Public Company No.: 52-003884-5 Of 7 Atir Yeda Street, Kfar Sava
Represented by Meitar Liquornik Geva & Leshem Brandwein, 16 Abba Hillel Silver Street, Aurec House, Ramat Gan Tel: 03- 6103100 Fax: 03- 6103111
2. Project Desert Ltd. Private Company No.: 51 -1385655-8 Of 5 Tuval Street, Tel Aviv
Represented by Naschitz, Brandes & Co., 5 Tuval Street, Tel Aviv Tel: 03- 6235000 Fax: 03- 6235005
Applicants
And in the matter of:	Israel Securities Authority 22 Kanfei Nesharim Street, Jerusalem Tel: 02- 6556555 Fax: 02- 6513646
Respondent

URGENT WRITTEN MOTION FOR MERGER BY WAY OF ARRANGEMENT
PURSUANT TO SECTIONS 350 AND 351 OF THE COMPANIES LAW

        Applicant 1, msystems Ltd. (the "Applicant" or "msystems") wishes to enter into an arrangement with its shareholders, in accordance with Sections 350 and 351 of the Companies Law (the "Merger Arrangement") pursuant to which the Applicant will merge with applicant 2, Project Desert Ltd., an Israeli company (Private Company No.: 513856658) (the "Subsidiary Company") a wholly owned subsidiary of SanDisk Corporation, a company incorporated in the State of Delaware, United States ("SanDisk"), on the basis of the principles specified in this application, and in accordance with agreements entered into by the parties.

        Therefore the honorable court is requested, for the reasons specified below, to issue orders and relief as follows:

  a.
  Authorizing the convening of a special meeting (the "General Meeting") of the holders of msystems' ordinary shares, nominal value of NIS 0.001 each (the "Shareholders"), in order to consider and act upon a resolution to approve the Transaction (as defined below), which will be implemented through the Merger Arrangement, the approving of which is being sought within the framework of this motion.

  b.
  To rule that with respect to any other issue related to the General Meeting as to which no specific instruction has been given by this honorable court, msystems will act upon such issue, or upon any other similar issue, in accordance with the provisions of its Articles of Association regarding general meetings, or in accordance with the law, mutatis mutandis.

  c.
  To exempt the Applicant, in light of the nature of this Merger Arrangement, and in accordance with Section 8 of the Regulations, from filing any documents required by Sections 7(b)(1)-7(b)(4) of the Regulations, as set forth in Chapter N of this application.

  d.
  After the convening of the General Meeting, as requested above, and adoption of the resolution thereat, as legally required, this honorable court will be requested, pursuant to an application to be filed with this honorable court, to convene a hearing where this honorable court will be asked to issue an order approving the Merger Arrangement of the Applicant with the Subsidiary Company, as specified in Chapter G of this application, in accordance with Sections 350 and 351 of the Companies Law (the "Approval Order"), and to instruct that the Approval Order take effect upon completion of the Transaction (as defined below), in accordance with the conditions of the Merger Agreement (as defined below).

The reasons for the application:

A. Description of msystems and its Business

A(1) General

1.
msystems is a public company that was incorporated in Israel as a private company in November, 1982 under the name "Dikla Computers and Systems Ltd." Over the course of the years msystems has changed its name on a number of occasions, and on May 4, 2006 it changed its name to its present name—"msystems Ltd."

  A photocopy of an extract from the database of the Companies Registry is attached to this application and is marked Annex 1.

2.
On May 20, 1993 msystems became a public company and its shares are presently traded on the NASDAQ Global Select Market in the United States of America ("NASDAQ") under the registered symbol FLSH.

A(2) msystems Activities

3.
msystems designs, develops, manufactures, and markets innovative data storage products that are based on the standard "NAND Flash" based memory component (hereinafter "Flash") for the consumer electronics market. msystems primarily targets two markets: (1) the USB flash drive market, with their mDrive product (formerly "diskonkey") and (2) the mobile handset market, with its mDoc, mSim, MegaSIM and mCard products. Over the course of the last few years msystems has witnessed significant growth in its consolidated revenues, from $44.7 million in 2001 to $614.9 million in 2005.

4.
msystems pioneered the USB flash drive concept with its mDrive (diskonkey) product—a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including audio and video files and pictures, between PC's, laptops and other USB-enabled devices. msystems' revenues from its mDrive product grew from $297.2 million in 2004 to $415.4 million in 2005.

5.
In the mobile handset market, which includes primarily mobile telephones, these devices now include sophisticated operating systems and advanced multimedia features, such as a camera, digital audio (MP3) and more, and as a result thereof the demand for increased memory size has grown. Telephone manufacturers have opted more and more to use the NAND Flash memory technology based solutions, which are available at a more attractive cost than the alternative solutions. msystems' revenues from products that are sold to the mobile handset market grew from $69.8 million in 2004 to $139.8 million in 2005.

6.
In addition to the products noted above, msystems develops and sells other products based on Flash memory components and is looking to additional markets, in addition to those mentioned above.

7.
msystems primarily sells its products to companies which integrate their products with msystems products or which sell msystems' products under their own label (OEM). msystems employs sales representatives who operate in key locations across the globe, including Israel, the United States, Spain, Japan, Taiwan and China.

8.
msystems' customers include some of the world's leading mobile device manufacturers, such as LG Corporation, HTC, Motorola Inc., Palm Inc., Sony Ericsson Mobile Communication, as well as international consumer electronics companies such as Kingston Technology Company, Memorex Products Inc., etc. msystems has entered into agreements and cooperates with many international companies such as Spansion, Hynix, Toshiba, etc.

9.
msystems has approximately 20 wholly owned subsidiaries that operate across the globe, including among other countries, the United States of America, Japan, Taiwan, Spain, the Netherlands, and the Cayman Islands. A detailed table of msystems' subsidiaries, msystems' holdings in these companies and their principal business dealings, is annexed to this application and marked as Annex 2.

10.
msystems employs approximately 900 employees, of whom approximately 650 are located in Israel, 140 in Spain, 60 in the United States of America, and the remainder in other countries.

A(3) The Special Features and Risk Factors Connected with the Activities of msystems

11.
msystems operates in an volatile market, and its sales results are bound to be significantly influenced by a number of variable factors as detailed in the 2005 Report (as defined below), and which include, among other things, changes in prices and limits in the supply of raw materials, consumer demand, pricing and competitive pressures.

12.
msystems operates in a rapidly expanding, highly competitive and very large market. Within this market there are several companies that compete among themselves for a similar target audience, a large portion of which are significantly larger than msystems and which have significantly more resources than msystems.

A(4) Suppliers

13.
msystems has two principal suppliers: Toshiba and Hynix, with whom they have entered into a series of agreements for the supply of defined quantities of Flash products. Particulars of the agreements with Toshiba and Hynix may be found in the 2005 Report (as defined below).

A(5) Creditors of msystems

14.
The Regulations define "significant creditor" as:

  "A secured creditor as well as a significant creditor as defined in the Companies' Regulations (Merger), 5760- 2000..."

15.
The Companies' Regulations (Merger), 5760- 2000 define "signficant creditor":

"(1)
Someone to whom the Company owes a debt which at the time notice is given amounts to more than 100,000 New Israeli Shekels or exceeds an amount of 15% of the Company's equity, whichever is the higher amount.

(2)
The trustee of debt certificates as defined in Section 35a of the Securities Law, 5728- 1968, provided that the total amount in that series of debt certificates is not less than the amounts specified in paragraph (1) above."

16.
As will be detailed in Chapter D below, a wholly owned subsidiary of msystems raised $75 million from the public, an amount that exceeds 15% of msystems' equity as of June 30, 2006, through the issuance of Debentures (as defined below), where msystems is the named guarantor and will continue to be the guarantor after the completion of the Transaction (as defined below) and this guarantee of the loan is unconditional. The trustee of the Debentures (as defined below) is Bank of New York Trust Company N.A (the "Bank").

17.
The sum total of all the debts owed by msystems to its non-significant creditors, as of June 30, 2006, is estimated to be approximately $114 million.

18.
Within the context of this application msystems is not requesting the convening of a meeting of its creditors. As discussed below, the Merger Arrangement will not by itself cause any change to the assets and liabilities of msystems, so that the merger does not affect the ability of msystems to pay its debts, and therefore, upon authorization of the Merger Arrangement, the status of msystems' creditors will remain unaffected. Moreover, upon successful completion of the voluntary takeover SanDisk will be the parent company of msystems (which will be wholly owned by SanDisk), and the market value of SanDisk is estimated to be $11 billion, almost 9 times the market value of msystems before the announcement of this Merger Agreement (as defined below). Regarding holders of the Debentures, see Chapter D of this motion.

B. Capital Structure of msystems and its Shareholders

19.
The registered share capital of msystems is 100,000,000 (100 million) ordinary shares with a nominal value of NIS 0.001 per share.

20.
The issued and fully paid share capital of msystems as of June 30, 2006 is 38,077,581 ordinary shares.

21.
Each ordinary share grants its holder the right to participate in, and to vote at, general meetings of msystems, to participate in the division in the event of a liquidation of msystems, and to receive a dividend, if there is a decision to declare one.

22.
Based on information available to msystems, as of June 30, 2006, the principal shareholders (holding more than 5% of the issued share capital) of msystems are as follows: Dov Moran holds 2,143,542 ordinary shares, which represent approximately 5.63% of the issued and fully paid share capital of msystems as of June 30, 2006; Eastbourne Capital Management LLC holds 3,607,391 ordinary shares, which represent approximately 9.47% of msystems' shares; and Fidelity Management and Research Company holds 2,817,000 ordinary shares, which represent 7.40% of msystems' shares. The remaining ordinary shares are held by the general public.

23.
Based on information available to msystems, of June 30, 2006, 98 of the registered shareholders in the shareholders registry, holding in the aggregate 64.84% of the issued share capital of the company, are residents of the United States of America and subject to the obligation to report to the United States Securities Exchange Commission ("SEC").

C. Special Committee to Examine the Procedures for Issuing Options to Employees of msystems

24.
In June 2006 the Board of Directors of msystems appointed a special committee, comprised of three external directors, to conduct an internal review of prior stock option grants. The Board of Directors of msystems empowered the special committee to investigate msystems' option grant procedures and report the findings to members of the Board of Directors, and to hire professionals as necessary, including independent legal counsel and accountants, to provide advice and otherwise act in the investigation.

25.
The special committee reviewed grants made during the period January 1, 1999 through May 4, 2006, after it established that it was was not necessary to review grants prior to January 1, 1999 because the effect of any restatement reflecting such grants was not likely to be material to the financial position or results of operations of msystems, as reflected in its annual report.

26.
The Special Committee convened on numerous occasions in June and July 2006 to discuss the internal review, determine the findings of the review, and to formulate its recommendations to the Board of Directors of msystems. The Board of Directors also convened on numerous occasions in June and July 2006, among other things, to discuss the need for an internal review, the appointment of the special committee, the status of the internal review, and ultimately to accept the findings of the special committee and its recommendations. In addition, the audit committee of msystems convened during July, 2006, among other things, to consider matters relating to the restatement of msystems' consolidated financial statements arising from the internal review.

27.
In conducting the internal review, the Special Committee's independent counsel conducted interviews of certain current and former directors, executive officers and employees of msystems, reviewed copies of the relevant option plans, corporate records, emails and other documents.

28.
The Special Committee reported the following findings to the Board of Directors: msystems did not maintain sufficient controls to prevent or detect grants of options made without the formal approvals or documentation required under Israeli law. Consequently, certain deficiencies occurred with regard to options granted between January 1, 1999 and December 31, 2003.

29.
The Special Committee found that as a result of these deficiencies, for accounting purposes, the effective measurement dates of all 34 option grants made during the period from January 1, 1999 through December 31, 2003 differed from the previously determined measurement dates for such grants.

30.
The Special Committee found that the prices of msystems' ordinary shares on the measurement dates established for prior stock option grants, as reflected in our restated financial information, were generally higher than the exercise prices for such options.

31.
The Special Committee also determined that beginning at the end of 2003, msystems began to follow more formal procedures for approving and documenting stock option grants, including distributing lists of option recipients to the Board of Directors in advance of board meetings or in connection with unanimous written consents of the Board of Directors for the Board's consideration and approval.

32.
The Special Committee concluded that the Chairman of the Board of Directors, Chief Executive Officer and President, the Chief Financial Officer, certain current and former employees and certain directors, each to varying degrees, were aware of, participated in, or allowed various of the practices described above to take place.

33.
Nonetheless the Special Committee considered that the members of management, in all these activities, were acting for the benefit of msystems and in its best interests; there was no intent by any member of management to benefit personally from any deficiencies in the procedures for granting stock options or to defraud; as soon as management understood the potential consequences of the deficiencies in procedures for past stock option grants, management immediately brought this matter to the attention of the Board of Directors, msystems promptly publicly announced the commencement of the internal review of prior stock option grants and terminated its public offering of ordinary shares; and management fully cooperated in the investigation and took other appropriate actions in connection therewith.

34.
Upon completion of the investigation, the Special Committee recommended that a number of corrective measures be carried out, details of which may be found in the 2005 Report.

35.
After carefully considering the Special Committee findings and recommendations, the Board of Directors adopted all of the remedial measures recommended by the Special Committee, and announced its intention to implement them by the end of the third quarter of 2006 (aside from the recommendations that apply to personnel matters, which will be completed as soon as practical).

36.
Soon after the establishment of the Special Committee, on June 13, 2006, msystems voluntarily notified the SEC of the commencement of the internal review. On June 26, 2006, msystems received a letter from the SEC, requesting that msystems voluntarily provide certain documents and information in connection with a SEC staff informal investigation relating to this matter. On July 22, 2006, the counsel to the Special Committee delivered all documentation relating to the Special Committee's investigation and its conclusions to the SEC staff, and also answered any additional questions sent by the SEC within the framework of its investigation. On August 4, 2006, the legal adviser to the Special Committee received a request for more materials from the SEC. msystems is cooperating fully with the SEC staff.

37.
msystems filed its restated financial reports on July 17, 2006. The restated reports reflect changes that were made to some of the information that appeared in the financial reports for the years ending December 31, 1999 through December 31, 2005, with respect to past option grants.

38.
msystems bore the expenses such as legal and accounting costs and the various taxes relating thereto, and it anticipates that it will continue to bear further costs arising out of this issue.

39.
After execution of the Merger Agreement, a number of shareholders of msystems filed identical, but separate claims with the civil court of Santa Clara, California. Within the framework of these claims the court was asked to authorize a class action against msystems and a derivative claim brought in the name of msystems against members of the Board of Directors and office holders of msystems and against SanDisk. Within the framework of the derivative claim, the claimants, among other things, allege breach of fiduciary duty, fraud, unjust enrichment and mismanagement with regard to the grant of options in msystems. Within the framework of the class action, the claimants allege that there has been a breach of fiduciary duty by the directors of msystems (in collaboration with SanDisk) in relation to the Merger Agreement. The claimants have applied for an injunction against the consummation of the Merger Agreement, as well as for damages. msystems has yet to file a statement of defense.

40.
In June 2006, a shareholder of msystems sent a demand to the company requesting that it commence legal proceedings against certain office holders of the company in relation to the events connected with the grant of options to the employees (as discussed below), and stating that if msystems does not do so they will consider initiation of a derivative claim in the name of msystems. There has been correspondence on this matter between the legal representatives of the shareholders and the legal representatives of msystems.

  The Form 20-F of msystems which was filed on July 17, 2006 is attached to this application and marked as Annex 3 (the "2005 Report").

  The results of the second quarter of 2006, as published, are attached to this application and marked as Annex 4.

D. Debentures of msystems Finance Inc.

41.
On March 23, 2005 M-Systems Finance Inc. (hereinafter "MS Finance"), a wholly owned subsidiary of msystems, raised $75 million from the public in the United States through the issuance of convertible notes, convertible into a total amount of 2,634,960 msystems ordinary shares (the "Debentures").

  The prospectus for the Debentures, as filed with the SEC, is attached to this application and is marked as Annex 5.

42.
msystems guaranteed the Debentures (and will continue to act as the guarantor after the Closing of the Transaction (as defined below)) through an unconditional irrevocable guarantee of the loan, and that was given in connection with the Debentures.

43.
In accordance with the terms of the Debentures, the Debenture holders are permitted to convert them into ordinary shares of msystems, at a conversion price of $28.46 for each ordinary share.

44.
In accordance with the Merger Agreement, the shares that the Debenture holders will receive at the time of conversion of the Debentures will be common stock of SanDisk in accordance with the Exchange Ratio set forth in the Merger Agreement.

45.
In accordance with the terms of the Debentures, when a "fundamental change" occurs (as defined in the Debentures) each Debenture holder has the right to demand from MS Finance that it acquire any Debenture in its possession that has yet to be redeemed. Nonetheless, in accordance with the conditions of the Debentures, the following events shall not be considered as a fundamental change:

45.1
When msystems' share price over any period of 5 out of the most recent 10 trading days preceding any fundamental change, is equal to or higher than 110% of the conversion price of the Debentures prior to the fundamental change or before a notice of a fundamental change is given; or

45.2
At least 90% of the consideration is in the form of shares that are traded on a stock exchange in the United States or on NASDAQ.

46.
As noted, according to the terms of the Debentures, since the shares of SanDisk are traded on NASDAQ, we are not dealing with a fundamental change which would require the convening of a meeting of Debenture holders.

47.
Therefore msystems is not required to convene a meeting of Debenture holders and the proposed Merger Arrangement may be undertaken without any authorization of the Debenture holders.

48.
Notwithstanding the foregoing, msystems intends to deliver to the Debenture holders whose addresses appear on its registry the Information Statement and Proxy (as defined below), and will also disclose to them any information in connection with this motion, and this will be provided in addition to the information readily available over the Internet.

E. Additional information on msystems

49.
Information relating to msystems and to its financial condition is public information regularly reported to the SEC in accordance with U.S. law and can be accessed on the SEC's web site:

  http://www.sec.gov/edgar/searchedgar/companysearch.html

F. Description of SanDisk and its Business Transactions

50.
SanDisk is a public company that was incorporated in the state of Delaware, the United States of America, in June, 1988. SanDisk's principal place of business is located in the state of California. SanDisk's shares are traded on NASDAQ under the symbol SNDK.

51.
SanDisk is the leading company in the field of Flash storage card products. SanDisk designs, develops and markets Flash storage devices used for a wide variety of consumer electronics products, such as digital cameras, mobile phones, MP3 players, gaming devices and other digital consumer devices.

52.
SanDisk's revenues from the sales of its products have risen from $1.6 billion in 2004 to $2.1 billion in 2005. SanDisk's revenues from royalties have grown from $174.2 million in 2004 to $239.5 million in 2005.

53.
SanDisk is the registered owner of many patents and is the holder of additional intellectual property rights that covers aspects of the programming, the manufacture, and the operation of Flash memory chips and Flash memory storage products.

54.
On January 1, 2006 SanDisk employed approximately 1,100 employees, of which approximately 450 are involved in research and development.

55.
SanDisk is a company of financial strength, as shown in its 2005 annual financial reports attached to this application and marked as Annex 6.

56.
Information relating to SanDisk and to its financial condition is public information regularly reported to the SEC in accordance with U.S. law and can be accessed on the SEC's web site:

  http://www.sec.gov/edgar/searchedgar/companysearch.html

57.
The Subsidiary Company, an Israeli company wholly owned by SanDisk, was incorporated on July 17, 2006 under the Companies Law for the express purpose of implementing the Transaction. The subsidiary has issued share capital consisting of 100 ordinary shares, each one having the nominal value of NIS 1.00, all of which are held by SanDisk.

  A photocopy of an extract from the database of the Companies Registry is attached to this application and is marked as Annex 7.

G. Main Principles of the Merger Agreement

G(1) General

58.
On July 30, 2006 msystems, SanDisk and the Subsidiary Company entered into an agreement to implement the merger transaction (the "Merger Agreement" or the "Transaction").

  A copy of the Merger Agreement (without attachments) is attached to this application and is marked as Annex 8.

59.
In connection with the Transaction, the Merger Arrangement must receive the approvals being requested in this motion for an arrangement between msystems and its shareholders, as detailed at length below, and as set forth in the Merger Agreement.

60.
Implementation of the Merger Agreement and the Transaction are conditioned upon the fulfillment of a number of conditions, including approval of the Merger Agreement by the General Meeting of the shareholders of msystems, which will be convened in accordance with this motion, and receipt of this honorable court's authorization of the Merger Agreement.

61.
The Transaction will close after the fulfillment of all conditions set forth in the Merger Agreement, which include, among other things, the conditions detailed above and further specified in Chapter H below (the specific time for the transaction to close (or "Closing") being referred to herein as the "Closing Time").

62.
Below are the details of the main points of the Merger Agreement:

62.1
msystems will merge with the Subsidiary Company, so that all the assets and liabilities of the Subsidiary Company (which will be the target company for purposes of the Merger Agreement) will be transferred to msystems (which will be the surviving company for purposes of the Merger Agreement), and as a result thereof the Subsidiary Company will cease to exist, and msystems will become a wholly owned Israeli subsidiary of SanDisk (the "Merger"). msystems will continue to function as a separate legal entity and all debts presently owed to its creditors or to any other person will continue in effect without any change.

62.2
All shareholders will transfer the ordinary shares held by them to SanDisk in exchange for receiving common stock of SanDisk. Upon completion of the Transaction, SanDisk will become the exclusive shareholder of msystems (100%). The conversion of msystems' ordinary shares will occur at a conversion ratio of 0.76368 of a share of SanDisk common stock, par value $0.001 each, for each ordinary share of msystems (the "Exchange Ratio").

62.3
The Exchange Ratio reflects a premium of approximately 26% over the average closing share price of msystems over the last 30 trading days prior to the execution of the Merger Agreement, when the value of msystems over the aforementioned 30 trading days stood at $1.22 billion, whereas its value pursuant to the Exchange Ratio upon the execution of the Merger Agreement was $1.56 billion (in both these instances the calculation is based on full dilution).

62.4
All options for the acquisition of ordinary shares of msystems will become, at the time of completion of the Transaction, options for the acquisition of common stock of SanDisk according to the Exchange Ratio. The Debentures and convertible instruments of msystems will become convertible instruments for SanDisk common stock in accordance with the Exchange Ratio.

62.5
msystems shares that are to be transferred to SanDisk shall be free of any third party rights whatsoever. If any share of msystems is subject, at the Closing Time, to rights of any third party granted by such shareholder, the SanDisk shares to be received by such shareholder in exchange for the msystems shares held by him will be remain subject to such third party rights.

G(2) Procedure for the Exchange of Shares

63.
The exchange of msystems shares for SanDisk's shares, as noted above, will be effected by an exchange agent (the "Exchange Agent") appointed for this purpose.

64.
At the Closing Time, SanDisk will instruct the Exchange Agent to send to each registered msystems shareholder the following documentation:

64.1
A letter in customary form that will specify that the conversion will be effected only after the necessary documents have been delivered to the Exchange Agent.

64.2
The wording of an affidavit, in which the shareholder declares whether he is considered a resident of Israel for the purposes of the Israeli Income Tax Ordinance (amended version) 1961.

64.3
General instructions in customary form relating to the exchange.

65.
After the shareholder completes the abovementioned documents and after these documents are returned in full to the Exchange Agent, the Exchange Agent will transfer the new SanDisk shares to their new owners.

66.
At the end of trading on the day on which the Closing Time occurs, msystems' shareholders registry will cease to exist, and no further transfer of any shares of msystems will be possible.

G(3) The Rights attached to the SanDisk Shares that will be Issued to msystems' Shareholders upon Completion of the Transaction

67.
SanDisk shares that will be issued in connection with the Merger Agreement will be identical to SanDisk's other shares of common stock. They will be exempt from registration under the U.S. Securities Act of 1933 and as a general rule they will be tradable immediately upon the completion of the transaction, as set forth in Section 74 below.

G(4) Reasons for the Merger Arrangement

68.
At a meeting held on July 29, 2006, after carefully examining the Merger Agreement, msystems' Board of Directors resolved to approve implementation of the Transaction, including the Merger Arrangement. In connection with the Board of Directors' resolution, the Board determined that the Merger Agreement was fair to and in the best interests of msystems and its shareholders, and that there is no reasonable cause for concern that after the Merger Agreement msystems would not be able to fulfill its commitments to its creditors.

69.
In addition, in connection with the consideration by the Board of Directors of msystems of the Merger Agreement, the Board of Directors requested and received an opinion from Citigroup, an established independent investment bank, according to which the Exchange Ratio was fair to the shareholders.

  A copy of Citigroup's opinion is attached to this application and marked as Annex 9.

G(5) Termination of the Merger Agreement

70.
According to the Merger Agreement, msystems and SanDisk each have the right, at any time prior to the completion of the Transaction, to terminate the Merger Agreement, but only under the following circumstances:

70.1
Where there is a written mutual agreement between msystems and SanDisk to terminate the Merger Agreement.

  70.2
  Subject to certain exceptions noted in the Merger Agreement, msystems or SanDisk may terminate the agreement if the Transaction has not been consummated by March 30, 2007.

  70.3
  If the regulatory conditions for the consummation of the Transaction have not been fulfilled.

  70.4
  Subject to the exceptions referred to in the Merger Agreement, msystems or SanDisk may terminate the agreement in the event that the requisite majority of msystems shareholders necessary for approval of the Transaction under Sections 350 and 351 of the Companies Law do not vote for such approval at the General Meeting.

  70.5
  Under specified circumstances, if a material adverse change occurs (subject to the definition of "material adverse change" in the Merger Agreement and the exceptions thereto) to one of the parties.

71.
Under certain circumstances, if the Merger Agreement is terminated and msystems enters into a similar agreement within 12 months of terminating the Merger Agreement, msystems will be required to pay SanDisk a fee for such termination in the amount of $74 million.

H. Additional Terms of the Merger Arrangement

72.
The implementation of the Merger Arrangement and the Transaction are conditioned upon, among other things, the fulfillment of the following conditions:

72.1
The granting of an order by this honorable court that approves the company's request, contained in this motion, for the approval of the Merger Arrangement, in accordance with Sections 350 and 351 of the Companies Law;

72.2
Approval of this transaction by the General Meeting of msystems' shareholders, in accordance with Sections 350 and 351 of the Companies Law;

72.3
Approval by the Office of the Chief Scientist of the changes in the holding of shares in msystems that will result from the Merger Arrangement; and

72.4
Approval by the Investment Center of the changes in the holding of shares in msystems that will result from the Merger Arrangement.

73.
msystems is working towards fulfilling the conditions specified above as soon as possible, taking into account the fact that some of them may only be fulfilled after the convening of a General Meeting, which is the objective of this application.

I. The Court's Authorization will Serve as the Basis to Exempt SanDisk from Publishing a Prospectus

74.
In the event that the Merger Arrangement is approved by this honorable court, such approval will make SanDisk eligible, under the Securities Act, for an exemption from the requirement to publishing a prospectus in the United States of America in connection with the issuance of SanDisk shares to msystems shareholders in accordance with Section 3(a)(10) of the United States Securities Act of 1933, and the SEC rules.

75.
Under the Securities Act, SanDisk is exempt from the obligation to publish the aforementioned prospectus upon the fulfillment of the following conditions:

75.1
Court approval is given to the Merger Arrangement and the court determines, among other things, that the arrangement is fair, from a procedural and substantive perspective, to the msystems shareholders who are to receive SanDisk shares in accordance with the arrangement.

75.2
Appropriate information is furnished to shareholders who are party to the Merger Arrangement regarding the court approval process and offering the shareholders, if they so desire, the option of participating in the hearing before the court.

  75.3
  The court is informed, prior to conducting a hearing on the Merger Arrangement, that SanDisk intends to rely upon the court's approval of the Merger Arrangement to receive an exemption under Section 3(a)(10) of Securities Act, from the requirement to publish a prospectus in the United States in accordance with the Securities Act.

76.
In accordance with the above and in order to allow shareholders the opportunity to express their views on the matter, and in order to be eligible for the aforementioned exemption from the requirement to publish a prospectus, this honorable court is hereby requested to hold a hearing, immediately after the Merger Arrangement has been approved by the General Meeting, in the course of which hearing opponents to the Merger Arrangement will be given the opportunity to oppose it.

J. Benefits to the Office Holders of msystems, Whether by Virtue of Their Position as Office Holders or by Virtue of Their Position as Shareholders or Creditors

77.
To the extent that the members of the Board of Directors or other office holders of msystems are holders of options in msystems, they will be eligible, under the same conditions as any other option holder in msystems, to receive options in SanDisk, in exchange for their options in msystems. In addition, some of the office holders of msystems will be entitled to accelerate vesting of the options they hold.

78.
In addition, for so long as the members of the Board of Directors of msystems are shareholders of msystems, whether personally or through entities under their control, they will be eligible, under the same conditions as any of msystems' other shareholders, to receive SanDisk shares in return for their msystems shares.

79.
The Board of Directors of msystems has determined that a number of employees (including office holders of msystems who are not directors) will be eligible for bonuses in varying amounts in return for their contributions to and upon the completion of the Transaction, provided that some of these amounts are also conditioned upon these employees not resigning from their employment over a specified period following the completion of the Transaction.

K. The Amounts that will be Paid for Services and Expenditures and an Estimation of the Costs of the Services and Expenditures that will be Required for the Merger Arrangement

80.
The direct expenses to be incurred by msystems in the context of the Merger Arrangement, as currently estimated, range between $17-22 million. The direct expenses include accounting expenses, the cost of the investment banking opinion, and legal expenses.

L. The Convening of the General Meeting

81.
The General Meeting will be convened by msystems at a time and place to be determined by it within 7 days from the time that this honorable court reaches its decision, subject to msystems' Articles of Association.

82.
In accordance with the provisions of the Companies Regulations (Notice of a General Meeting and a Special Meeting of a Public Company) 5760- 2000, msystems will give notice of the General Meeting at least 21 days in advance of the time for that General Meeting.

83.
The shareholders will be invited to the General Meeting by delivery to them of an information statement and proxy materials (the "Information Statement") that will summarize the terms the Merger Arrangement and the accompanying documents, and that will be sent to all shareholders, to those addresses which appear on the various registers of the Applicant, the shareholders' registry and as otherwise determined in the incorporation documents of msystems with respect to convening General Meetings. Part of the Information Statement will also include a description of this motion, and a copy of it will be made available to any shareholder interested in receiving it.

84.
msystems will make it possible for Shareholders to vote by proxy in accordance with all applicable rules.

85.
The chairman of the Board of Directors of msystems will serve as chairman of the General Meeting and will be responsible for recording the minutes.

86.
Any other matter relating to the convening of a General Meeting will follow the guidelines that have been established in relation to that matter or to matters similar to it, in the constituent documents of msystems.

M. Notices and Advertisements

87.
According to Section 2 of the Regulations, "one who makes a motion to the court in accordance with these Regulations...will publish a notice of the making of such motion on the day that it is made...".

88.
Pursuant to the requirements that have been laid down in the Regulations, contemporaneously with the making of this motion, notices will be published as to the making of this motion in two widely distributed Hebrew language newspapers (Haaretz and Yediot Aharanot), in a widely distributed Arabic language newspaper in Israel (Al Fajar Al Jadid), in a widely distributed Russian newspaper in Israel (Vesti) and in a widely distributed newspaper in the State of New York (The Wall Street Journal).

  The wording of the notices that will be published in the Haaretz, Yediot Aharanot, Al Fajar Al Jadid and Vesti newspapers, as well as that which will appear in the Wall Street Journal, are attached to this application and marked as Annex 10.

89.
Likewise, msystems will send, via registered mail, a notice with respect to the making of this motion to the Companies Registrar, as required by Section 9 of the Regulations.

  A copy of the wording of the notice to the Companies Registrar is attached to this application and marked Annex 11.

N. Exemption from Furnishing Documentation

90.
This honorable court is hereby requested, in accordance with the authority vested in it pursuant to Section 8 of the Regulations, to exempt msystems from furnishing the following documentation, which are otherwise required to be provided according to Section 7(b) of the Regulations:

90.1
A report in respect of the assets and liabilities of msystems (Section 7(b)(1)).

90.2
A list of material agreements to which msystems is a party (Section 7(b)(2)).

90.3
A list of material legal proceedings to which the company is a party (Section 7(b)(3)).

90.4
A list of msystems' office holders (Section 7(b)(4)).

91.
The Regulations provide that the Applicant shall file various documents set forth in Sections 7(b)(1)-7(b)(4). All material information with respect to the business interests of the Applicant including a significant amount of information which the Applicant is bound to furnish pursuant to these Regulations, has already been provided within the framework of various documents that have been filed by the Applicant with the SEC, including the content of the annexes to this motion. This information, as previously mentioned, is accessible and available at any time, among other places, at the web site of the SEC, as specified in Section 49 above.

92.
The basis for the exemption from attaching these documents is that this motion relates to an arrangement between the shareholders and msystems and does not relate to the economic ability of msystems to pay its debts or to the rights of the creditors of msystems. To the best of msystems' understanding, the documents required by Sections 7(b)(1)-7(b)(4) of the Regulations are meant to provide a broader picture of the Applicant, and this only with respect to arrangements that relate to companies that are experiencing financial difficulty. The Merger Arrangement, in contrast, should not raise any concern regarding the assets of msystems, and its sole aim is the transfer of ownership of shares in msystems.

93.
Likewise, the preparation of such documentation including information with the level of detail required by the aforementioned documentation, involves the allocation of significant resources, and the exposure of msystems' business and trade information to the general public, including its competitors, suppliers, and customers, which in so doing may cause damage to msystems and to its business interests.

94.
As a company that trades on NASDAQ, United Stated federal securities laws, with their reporting and disclosure obligations, apply to it. These requirements are comprehensive and detailed, in that they supply the public with the general information that is required for a substantive examination of msystems, its business and its legal and financial situation.

95.
The granting of an exemption from providing these documents, as requested above, will not cause damage to any third party, or to the public in general, since this information, subject to the rules and requirements of the SEC, is readily available to the public, and is also found in msystems' financial reports, which are attached to this application.

96.
Taking into account the irrelevance of the aforementioned documentation, the resources required to prepare them in accordance with the required level of detail, and the possible damage that disclosing them may cause, this honorable court is requested to exempt msystems from the requirement to attach these documents to this motion.

O. The Position of the Israel Securities Authority

97.
Section 15A(a) of the Israeli Securities Law, 5728- 1968 (the "Securities Law") enumerates a list of transaction that are not deemed to comprise a general offer to the public, and for which there is no requirement to publish a prospectus. Included among this list is Section 15A(a)(3) which provides as follows:

  "...the issuance or transfer of securities pursuant to a resolution that has been passed in a proceeding described in Sections 350 or 351 of the Companies Law, after the Israeli Securities Authority has been granted the opportunity to appear in this proceeding and to voice its position with regard to the requirement of publication of the prospectus in order to protect the interests of the designated offeree public".

98.
In addition to the requirements applicable to the company by the Regulations, immediately after the making of this motion the Applicant will furnish a copy of this motion to the Israel Securities Authority in order to give it the opportunity to be present at the hearing, the holding of which is being requested in connection with the motion for a court order approving this arrangement, and to articulate its position.

99.
Needless to say that, the position of the Israeli Securities Authority on this matter is already known, as demonstrated by the proposed amendment to Section 15 of the Securities Law in the matter of granting exemptions from the obligation of publishing a prospectus, which proposed amendment was sent to the Finance Ministry on June 25, 2005 (the "Proposed Law"), and which is attached to this application and is marked as Annex 12.

100.
The Proposed Law actually calls for the revocation of Section 15A of the Securities Law, a portion of which is detailed above, and in its place to add to the Securities Law a list of transactions that will not be regarded as an offer to the public and for which there will be no obligation to publish a prospectus. Within the context of the Proposed Law, it is suggested that additional transactions be added to those that exist today.

101.
One of the additional transactions relates to the acquisition of an Israeli company whose shares are traded abroad by another pubic company whose shares are also traded abroad. The preamble to the Proposed Law states that:

    "One phenomenon is the holding by Israeli citizens of securities of companies that are traded in foreign stock exchanges. In many of these cases the holding is of securities of an Israeli company (generally speaking those Israeli companies whose securities are registered for trading in the United Sates) and at times we are speaking of a holding in a foreign company. These holders, who at times in terms of their sheer number make up a large public, are bound to become offerees being offered rights by the same company in which they now hold securities or in an offer to exchange shares that is directed at the shareholders of that company by another foreign corporation. In these two cases it is clear that the transaction, including the offer of securities, is done mainly from abroad. The law that applies is the foreign law and the essence of the Israeli public's involvement is merely a minor side effect.

    The rationale behind these cases is that we view the holders who are resident in Israel as following the place of registration of the securities of the company whose shares they already hold, and since the securities of that company are not registered in Israel and they acquired their securities in the foreign market and until the moment of the offer of these rights were not under the protection of the Israeli securities law, indeed the whole process of the offer of these rights is considered as if it was done in the foreign market and not in Israel.

    An additional phenomenon is the acquisition of Israeli companies whose securities are generally registered for trading on the main markets in the United States of America, by foreign companies, the securities of most of which are themselves registered for trading on those same markets, or which deal in special fields that are marketed abroad in certain fields and that thus compete with international companies. These acquisitions in many instances are effected through the offer of securities to securities holders of the acquired Israeli company, in exchange for their holdings in that company. When the company acquired is an Israeli company the offer at least in part, and many times as a principal feature, is an offer made to the shareholder public in Israel. Nonetheless, it is clear that also in these cases we are speaking of a transaction that for all practical purposes is effected abroad, without any intention of the offeror corporation to raise funds from the Israeli public, and which is performed between two companies which have never before turned to the Israeli public, and their offer is directed to the holding public who at the very outset invested in securities of a foreign company that is traded abroad."

102.
And this is the language of Section 8 of the Sixth Addendum to the Proposed Law (which as mentioned enumerates those cases that will not be regarded as an offer to the public):

    "The offer of securities made to Israeli holders of securities in a foreign corporation [which is defined for the purposes of this above- mentioned sixth addendum as a non-reporting corporation, one that is not dual-listed and whose securities are registered for trade abroad] for the purpose of the full acquisition of securities in that corporation in exchange for securities in the above-mentioned foreign corporation that are in their hands."

103.
The shareholders of msystems have never relied upon the protection of the Israel Securities Authority since they acquired shares in a company that is traded on the NASDAQ and is not a reporting corporation as this term is defined in the Israeli Securities Law. Accordingly, the Shareholders have until now relied upon the SEC as the regulatory body of msystems, and upon completion of the transaction, they will continue to rely upon the SEC as the regulatory body as SanDisk is traded on the NASDAQ.

P. Conclusion

104.
After ratification of the Merger Arrangement at the General Meeting, msystems will apply to this honorable court with a motion to hold a hearing, in connection with which this honorable court will be requested to issue a judgment order approving the Merger Arrangement, in accordance with the provisions of Section 351 of the Companies Law.

105.
This honorable court is vested with the territorial and subject matter jurisdiction to adjudicate this motion in light of the registered addresses of the Applicants' business offices, and because of the substance of the matter which is the subject of this motion.

106.
The facts that are detailed in this application are supported by the affidavit of Mr. Dov Moran, who serves as the President, Chief Executive Officer and Chairman of the Board of msystems.

107.
Therefore, this honorable court is hereby requested to grant the order mentioned in the introduction to this motion.

/s/ MOTI ARAD Adv. Moti Arad License Number: 15291 Meitar Liquornik Geva & Leshem Brandwein Legal representatives of Applicant 1
/s/ SHARON AMIR Adv. Sharon Amir License Number: 14685 Naschitz, Brandes and Co. Legal Representatives of Applicant 2
Tel Aviv, today the third day of September, 2006.

ISRAELI COURT ORDER

September 6, 2006

The District Court of Tel Aviv-Jaffa
Civ. App. Case 1985/06

Applicant: msystems Ltd.

vs.

Respondent: The Israeli Securities Authority

Resolution

In the matter of: Urgent application under sections 350 and 351.
Dated: September 6, 2006.

Approval to convene the meeting is granted as requested.

/s/ KARETH DANYA Judge: Kareth Danya

QuickLinks

The reasons for the application
A. Description of msystems and its Business
B. Capital Structure of msystems and its Shareholders
C. Special Committee to Examine the Procedures for Issuing Options to Employees of msystems
D. Debentures of msystems Finance Inc.
E. Additional information on msystems
F. Description of SanDisk and its Business Transactions
G. Main Principles of the Merger Agreement
H. Additional Terms of the Merger Arrangement
I. The Court's Authorization will Serve as the Basis to Exempt SanDisk from Publishing a Prospectus
J. Benefits to the Office Holders of msystems, Whether by Virtue of Their Position as Office Holders or by Virtue of Their Position as Shareholders or Creditors
K. The Amounts that will be Paid for Services and Expenditures and an Estimation of the Costs of the Services and Expenditures that will be Required for the Merger Arrangement
L. The Convening of the General Meeting
M. Notices and Advertisements
N. Exemption from Furnishing Documentation
O. The Position of the Israel Securities Authority
P. Conclusion
ISRAELI COURT ORDER